

February 14, 2013

Via E-mail
Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

> **Re:** **Chanticleer Holdings, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed February 7, 2013**
> **File No. 333-178307**

Dear Mr. Pruitt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to include updated financial statements. See Rule 8-08 of Regulation S-X.

Business, page 29

Legal Proceedings, page 33

2. We note your disclosure that "a lawsuit was filed against the Company, its directors, Dawson James Securities, Inc. and Merriman Capital, Inc. (the underwriters of the Company's securities), and Creason and Associates P.L.L.C (the Company's auditor)." Please revise your disclosure to include the information required by Item 103 of Regulation S-K. For example, please provide the name of the court or agency in which the proceeding is pending, the principal parties to the proceeding and a description of the factual basis alleged to underlie the proceeding.

Part II, page 102

Item 16. Exhibits and Financial Statement Schedules, page 102

3.   Please amend your registration statement to include an Interactive Data File as an exhibit to the registration statement. See Item 601(b)(101) of Regulation S-K.

Signatures, page 105

4.   Please amend your registration statement to indicate that your controller or principal accounting officer has signed the registration statement. Please refer to Instruction 1 to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel